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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Road, Suite 200
(No. and Street)

San Diego (City) CA (State) 92106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney, 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd. Suite 201 (Address) Sugar Land (City) TX (State) 77478

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc., as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HUNG QUOC TU
COMM. #2225995
Notary Public - California
San Diego County
My Comm. Expires Jan. 16, 2022
NR01

MBJones
Signature

President
Title

Hung Quoc Tu
Notary Public

County of San Diego
State of California

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProFinance Associates, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

ProFinance Associates, Inc.

Independent Auditor's Opinion

For the Year-ending December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
ProFinance Associates, Inc.
2877 Historic Decatur Road, Suite 200
San Diego CA 92106

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of ProFinance Associates, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the ProFinance Associates, Inc.'s auditor since 2018.

Sugar Land, TX

February 28, 2019

ProFinance Associates, Inc.

Financial Statements

For the Year-ending December 31, 2018

ProFinance Associates, Inc.
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

Assets

Cash	$	250,338
Other Receivable		2,000
Rent Deposit		4,704
Total assets	$	257,042

Liabilities and Shareholder's Equity

Liabilities

Accounts payable and accrued expenses	$	2,912
Total liabilities		2,912

Shareholder's equity

Common stock, no par value; 2,500 shares authorized 1,000 shares issued and outstanding		10,000
Additional paid-in capital		124,750
Accumulated income		119,380
Total Shareholder's equity	$	254,130
Total Liabilities and Shareholder's equity	$	257,042

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Operations
As of and for the Year-Ended December 31, 2018

Revenues	
Consulting and financing Fees	$ 238,000
Total revenues	238,000
Expenses	
Dues and subscriptions	1,490
Insurance	3,821
Professional services	30,789
Regulatory fees	2,237
Rent	59,430
Salaries, payroll taxes and benefits	83,798
Utilities	12,430
Other expenses	4,573
Total expenses	198,568
Net (loss) before income tax provision	39,432
Income tax provision	800
Net (loss)	$ 38,632

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Cash flow from operating activities:		
Net (loss)		$ 38,632
Adjustments to reconcile net income (loss) to net *cash provided by (used in) operating activities:*		
(Increase) decrease in assets:		
Other Receivable	$ (1,550)	
Prepaid Expense	(832)	
Rent Deposit	-	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(10,092)	
Total adjustments		(12,474)
Net cash (used in) operating activities		26,158
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net decrease in cash		26,158
Cash at beginning of period		224,180
Cash at end of period		$ 250,338
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statement of Changes in stockholder's equity,
As of and for the Year-Ended December 31, 2018

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2018	1,000	$ 10,000	$ 124,750	$ 80,748	$ 215,498
Shareholder contribution			-		-
Net Income				38,632	38,632
Balance at December 31, 201	1,000	$ 10,000	$ 124,750	$ 119,380	$ 254,130

The accompanying notes are an integral part of these financial statements.

Note A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value

Note B Summary of Significant Accounting Policies: (continued)

measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2018, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2018, the Company had not taken any significant uncertain tax positions on its tax returns for 2018 and prior years or in computing its tax provision for 2018.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2018 the Company made an appropriate state income tax provision for minimum state tax of $800.

Note C Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2018, there were no uninsured cash balances.

Note D Leases:

The Company leases an office under a non-cancelable operating lease. The lease expires February 2020. Rent expense for year ended December 31, 2018 was $59,430. The future minimum lease obligation resulting from the agreement is as follows:

Fiscal Year ending	December 31, 2019	$58,536
	December 31, 2020	$ 9,984

Note E Subsequent Event:

The Company has evaluated subsequent events through January 30, 2019, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

ProFinance Associates, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2018

ProFinance Associates, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$ 254,130
Non-Allowable Assets	$ 6,704
Haircuts on Securities Positions	
Securities Haircuts	$ -
Undue Concentration Charges	$ -
Net Allowable Capital	$ 247,426

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 194
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 242,426

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,912
Percentage of Aggregate Indebtedness to Net Capital	1.18%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$ 247,426
Adjustments	
Increase (Decrease) in Equity	$ -
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ -
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 247,426
Reconciled Difference	$ -

ProFinance Associates, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $247,426 which was $242,426 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.18%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

ProFinance Associates, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on ProFinance Associates, Inc.'s Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Michael Bruce Jones
ProFinance Associates, Inc.
2877 Historic Decatur
Road, Suite 200
San Diego, CA 92106

Dear Michael Bruce Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which ProFinance Associates, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. ProFinance Associates, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. ProFinance Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProFinance Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 28, 2019

ProFinance Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ProFinance Associates, Inc.
2877 Historic Decatur Road, Suite 200
San Diego, CA 92106

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, ProFinance Associates, Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Michael Bruce Jones
President
ProFinance Associates, Inc.